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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                           SEC File No: 000-23319

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                FORM 10-QSB FOR THE PERIOD ENDING March 31, 1998


PART I - REGISTRANT INFORMATION

Full Name of Registrant

Avani International Group Inc.


Address of Principal Executive Offices

#328-17 Fawcett Road, Coquitlam, B.C. (Canada) V3K 6V2

PART II - Rule 12b-25(b) and (c)

The registrant seeks relief pursuant to Rule 12b-25(c) and represents that the subject report could not be filed without an unreasonable effort as described in
Part III.

(a) See Part III.
(b) The subject report will be filed on or before May 20, 1998.
(c) No attachments

PART III - NARRATIVE

The delay in completing the Company's audit report for the period ended December 31, 1997 has caused an associated delay in completing its Form 10-QSB. Consequently, the Company could not complete the Form 10-QSB without an unreasonable effort and expense.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Peter Khean (604)-525-2386

(2) Have all other reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

No.

(3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Based upon preliminary information, it appears that gross revenues for the 1998 period are approximately equal to gross revenues for 1997, gross profit for the 1998 period is approximately 50% less than the 1997 period, and net loss for the 1998 period is approximately 50% higher than the 1997 period.

                                      AVANI INTERNATIONAL GROUP INC.

May 15, 1998                          /s/ Peter Khean
                                      ---------------------------------
                                      President